Consent of Independent Registered Public Accounting Firm The Board of Directors Aurora Cannabis Inc. We consent to the use of our report dated June 17, 2025 on the consolidated financial statements of Aurora Cannabis Inc. (the “Entity”), which comprise the consolidated statement of financial position as of March 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2024 and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended March 31, 2025. We also consent to the incorporation by reference of such report in the Registration Statement No. 333-284958 on Form F-10 and No. 333-282253 on Form S-8 of the Entity. /s/ KPMG LLP Chartered Professional Accountants June 18, 2025 Vancouver, Canada